UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report

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LEVI STRAUSS & CO.
(Exact name of registrant as specified in its charter)

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DELAWARE	002-90139	94-0905160
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
1155 BATTERY STREET
SAN FRANCISCO, CALIFORNIA 94111
(Address of principal executive offices, including zip code)

Seth Jaffe, Senior Vice President and General Counsel (415) 501-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
Levi Strauss & Co. is one of the world’s largest brand-name apparel companies. Under our Levi’s®, Dockers®, Signature by Levi Strauss & Co.™ and Denizen® brands, we design, market and sell – directly or through third parties and licensees – products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear, and related accessories for men, women and children around the world.
This Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report (see Exhibit 1.01 to this Form SD) will be posted to our publicly available Internet site at www.levistrauss.com/investors/sec-filings/ upon the filing of this Form SD.

Item 1.02	Exhibit
The Conflict Minerals Report for the calendar year ended December 31, 2014 is filed hereto as Exhibit 1.01.
Section 2 – Exhibits Item

Item 2.01	Exhibits
List below the following exhibit filed as part of this report.
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LEVI STRAUSS & CO.
(Registrant)

By:	/s/ HARMIT SINGH	June 1, 2015
Name:	Harmit Singh	(Date)
Title:	Executive Vice President and Chief Financial Officer